UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported) <u>December 8, 2006</u>

FPIC Insurance Group, Inc.

(Exact Name of Registrant as Specified in its Charter)

Florida
(State Jurisdiction of Incorporation)

1-11983	59-3359111
(Commission File Number)	(IRS Employer Identification No.)

225 Water Street, Suite 1400
Jacksonville, Florida 32202
(904) 354-2482
www.fpic.com

_____
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02. **Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers; Compensatory Arrangements with Certain Officers.**

Compensation Actions Regarding Named Executive Officers

On December 8, 2006, the Compensation Committee (the "Committee") of the Board of Directors (the "Board") of FPIC Insurance Group, Inc. (the "Company") took the actions described below.

The executive officers defined as "named executive officers" in Item 402(a)(3) of Regulation S-K and who were named in the summary compensation table in the proxy statement for the Company's 2006 Annual Meeting of Shareholders are referred to below in this Current Report on Form 8-K as "the named executive officers."

(a)   2007 Base Salary Increases:

The Committee approved the following annual base salaries for the named executive officers, effective January 1, 2007: John R. Byers — $695,000; and Charles Divita, III — $335,000.

(b)   2007 Cash Bonus Levels:

The Committee approved cash bonus award levels for the named executive officers for 2007 under the Company's 2007 Senior Executive Annual Incentive Plan (see discussion below under the heading "Adoption of 2007 Senior Executive Annual Incentive Plan"). The bonuses established for Messrs. Byers and Divita will be based on the achievement by the Company of certain financial performance and strategic goals, including the achievement of specified levels of total revenues, operating earnings per diluted share, return on average equity and earnings per share.The target bonuses established for Messrs. Byers and Divita are 100% and 50% of their respective base salaries; depending upon achievement of the goals established by the Committee, actual bonuses may be from 50% to 150% of the target bonuses, provided that if minimum performance levels are not achieved, no bonus will be awarded.

(c)   Adjustment of 2006 Cash Bonus Performance Criteria.

The Committee approved the adjustment of the performance criteria under the Company's Executive Incentive Compensation Plan to reflect the disposition by the Company on September 29, 2006, of its former New York-based insurance management operations. The 2006 bonuses established for Messrs. Byers and Divita will be based on the achievement by the Company of certain financial performance and strategic goals, including the achievement of specified levels of total revenues and adjusted operating earnings. The 2006 target bonuses previously established for Messrs. Byers and Divita were not changed and are 50% and 37.5% of their respective base salaries; depending upon achievement of the goals established by the Committee, actual bonuses may be from 50% to 150% of the target bonuses, provided that if minimum performance levels are not achieved, no bonus will be awarded.

Extension of Employment Agreements

As of December 14, 2006, the Company entered into extension agreements with Messrs. Byers and Divita extending the terms of their employment agreements to expire on December 31, 2009 and December 31, 2008, respectively. Previously, these terms expired on December 31, 2008 and December 31, 2007, respectively.

A copy of the Extension of Employment Agreement dated December 14, 2006, between the Company and Mr. Byers and the Extension of Employment Agreement dated December 14, 2006, between the Company and Mr. Divita, are filed as Exhibits 10.1 and 10.2, respectively, to this Current Report on Form 8-K and are incorporated herein by reference.

<u>Entry into Severance Agreement</u>

Effective December 8, 2006, the Company entered into a severance agreement with Mr. Divita. This agreement provides that during the three-year coverage period (as defined) after a change of control of the Company if Mr. Divita's employment is terminated by us for any reason other than cause, death or disability, or by Mr. Divita in the event of a constructive discharge, we will pay severance in a lump sum cash amount equal to two times the sum of Mr. Divita's (i) annual salary and (ii) the greater of the target bonus opportunity for the current calendar year or the average of the annual bonuses for the three prior calendar years. In addition, Mr. Divita's stock options, restricted stock and other long-term incentives would immediately vest, and Mr. Divita would receive for a two-year period benefits under our welfare benefit plans.

If Mr. Divita is entitled to receive benefits under both his employment agreement and his severance agreement, then he will be permitted to select and receive benefits under either agreement, but not benefits from both agreements.

A copy of the Severance Agreement effective December 8, 2006, between the Company and Mr. Divita is filed as Exhibit 10.3 to this Current Report on Form 8-K and is incorporated herein by reference.

<u>Adoption of the 2007 Senior Executive Annual Incentive Plan</u>

On December 9, 2006, the Board adopted the 2007 Senior Executive Annual Incentive Plan (the "Incentive Plan"), subject to approval of the Company's shareholders at the next annual meeting of the Company's shareholders.

The Company is establishing the Incentive Plan pursuant to which the Company may grant cash incentive awards to its executive officers based on the satisfaction of pre-established performance goals set forth in the Incentive Plan. The purpose of the Incentive Plan is to motivate and reward executive officers of the Company and its subsidiaries through the payment of such annual cash incentive awards. The Incentive Plan is designed to take into account Section 162(m) of the Internal Revenue Code of 1986 (the "Code"), as amended, which generally denies corporate tax deductions for annual compensation exceeding $1,000,000 paid to the chief executive officer and the four other most highly compensated officers of a public company as of the end of the Company's taxable year ("Covered Employees").

Administration. The Incentive Plan is administered by the Committee. The Committee has sole authority to make rules and regulations relating to the administration of the Incentive Plan, and any interpretations and decisions of the Committee with respect to the Incentive Plan are final and binding.

Eligibility. The Committee, in its sole discretion, determines those Covered Employees of the Company who shall be eligible to participate in the Incentive Plan for a given period of twelve months or less (a "Plan Year"). Participation in the Incentive Plan by a participant during a given Plan Year does not entitle continued participation by such participant in any subsequent Plan Year. Participants are not entitled to receive compensation under the Incentive Plan if the shareholders fail to approve the material terms of the performance goals with respect to such Covered Employees.

Plan Features. The Incentive Plan provides for the payment of cash incentive awards to participants designated by the Committee, which payments may be conditioned upon the attainment of such pre-established objective performance goals as the Committee shall determine.

Awards intended to qualify as "qualified performance-based compensation" under Section 162(m) of the Code ("Qualified Awards") must be based solely upon one or more of the following: stock price; premiums (whether written, earned or otherwise); revenues; earnings, including operating earnings; shareholders' equity (whether including or excluding intangibles); return on equity; assets; return on assets; capital; return on capital; economic value added; operating margins; cash flow; shareholder return; expenses; combined ratio; expense ratio; loss ratio; underwriting results; debt-to-capital ratio; or market share. Any of these performance criteria may be on a per share basis. Awards other than Qualified Awards may be described in any terms that are related to the performance of the individual Participant or the subsidiary, business unit, division, or department of the Company or the function with any of the foregoing performed by the Participant.

The designation of award recipients and the amount of such awards is determined by the Committee pursuant to the applicable pre-established performance goals and other rules established by the Committee. No award under the Incentive Plan granted in any Plan Year to a participant may exceed 200% of a participant's base salary in effect at the beginning of a Plan Year.

Amendment and Discontinuance. The Board of Directors or the Committee has the right to modify, suspend, or terminate the Incentive Plan at any time.

A copy of the Incentive Plan is filed as Exhibit 10.4 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 9.01.   Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description of Exhibit
10.1*	Extension of Employment Agreement dated December 14, 2006, between FPIC Insurance Group, Inc. and John R. Byers
10.2*	Extension of Employment Agreement dated December 14, 2006, between FPIC Insurance Group, Inc. and Charles Divita, III
10.3*	Severance Agreement effective as of December 8, 2006, between FPIC Insurance Group, Inc. and Charles Divita, III
10.4*	FPIC Insurance Group, Inc. 2007 Senior Executive Annual Incentive Plan

_____

* Management contract or compensatory plan or arrangement

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

December 14, 2006

FPIC Insurance Group, Inc.

By: /s/ John R. Byers
      John R. Byers
      President and Chief Executive Officer

FPIC Insurance Group, Inc.
Exhibit Index to Form 8-K

Exhibit Number	Description of Exhibits
10.1*	Extension of Employment Agreement dated December 14, 2006, between FPIC Insurance Group, Inc. and John R. Byers
10.2*	Extension of Employment Agreement dated December 14, 2006, between FPIC Insurance Group, Inc. and Charles Divita, III
10.3*	Severance Agreement effective as of December 8, 2006, between FPIC Insurance Group, Inc. and Charles Divita, III
10.4*	FPIC Insurance Group, Inc. 2007 Senior Executive Annual Incentive Plan

_____

* Management contract or compensatory plan or arrangement

Exhibit 10.1

EXTENSION OF EMPLOYMENT AGREEMENT

John R. Byers ("Employee") and FPIC Insurance Group, Inc. ("Employer") are parties to an Employment Agreement dated January 1, 1999, as amended by an Amendment to Employment Agreement dated December 14, 2001 (the "Employment Agreement"). The Employment Agreement provides for a three-year term of employment by Employee and further provides that the term of Employee's employment thereunder may be extended for additional one-year terms prior to the end of each calendar year. The term of Employee's employment under the Employment Agreement has been so extended each year and currently continues through December 31, 2008.

Pursuant to Section 1(a) of the Employment Agreement, Employer, acting through its Chairman, hereby notifies Employee that the term of Employee's employment under the Employment Agreement has been extended for one additional year, and, therefore, the term of Employee's employment under the Employment Agreement shall continue through December 31, 2009. Furthermore, Employer hereby notifies Employee that Employee's annual salary provided for in Section 2(a) of the Employment Agreement shall be $695,000 for 2007.

IN WITNESS WHEREOF, this Extension of Employment Agreement has been executed this 14th day of December 2006.

Accepted: FPIC INSURANCE GROUP, INC.

/s/ John R. Byers   By: /s/ Robert O. Baratta, M.D.

John R. Byers   Robert O. Baratta, M.D.
                                                      Chairman of the Board

Exhibit 10.2

EXTENSION OF EMPLOYMENT AGREEMENT

Charles Divita, III ("Employee") and FPIC Insurance Group, Inc. ("Employer") are parties to an Amended and Restated Employment Agreement dated as of December 14, 2005 (the "Employment Agreement"). The Employment Agreement provides for employment for a term beginning July 26, 2004 and ending December 31, 2006 by Employee and further provides that the term of Employee's employment thereunder may be extended for additional one-year terms prior to the end of each calendar year.

Pursuant to Section 1(a) of the Employment Agreement, Employer, acting through its President and Chief Executive Officer, hereby notifies Employee that the term of Employee's employment under the Employment Agreement has been extended for one additional year, and, therefore, the term of Employee's employment under the Employment Agreement shall continue through December 31, 2008. Furthermore, Employer hereby notifies Employee that Employee's annual salary provided for in Section 2(a) of the Employment Agreement shall be $335,000 for 2007.

IN WITNESS WHEREOF, this Extension of Employment Agreement has been executed this 14th day of December 2006.

Accepted: FPIC INSURANCE GROUP, INC.

/s/ Charles Divita, III   By: /s/ John R. Byers

Charles Divita, III   John R. Byers
                                                     President and Chief Executive Officer

Exhibit 10.3

SEVERANCE AGREEMENT
BETWEEN
FPIC INSURANCE GROUP, INC.
AND
CHARLES DIVITA, III

THIS AGREEMENT, effective as of the 8ᵗʰ of December, 2006, between FPIC Insurance Group, Inc., a Florida corporation (the "Company"), and Charles Divita, III, an individual (the "Executive").

W I T N E S S E T H:

WHEREAS, the Executive is a valuable employee of the Company and an integral part of its management and a key participant in the decision making process relative to planning and policy for the Company; and

WHEREAS, the Company wishes to encourage the Executive to continue his career and services with the Company for the period during and after an actual or threatened Change in Control (as hereinafter defined);

NOW THEREFORE, it is hereby agreed by and between the parties hereto as follows:

1.   Definitions.

a.   "Board" shall mean the Board of Directors of the Company.

b.   "Cause" shall mean the Executive's fraud or dishonesty that has resulted or is likely to result in material economic damage to the Company, or the Executive's willful nonfeasance if such nonfeasance is not cured within ten days of written notice from the Company, as determined in good faith by a vote of at least two-thirds of the non-employee directors of the Company at a meeting of the Board at which the Executive is provided an opportunity to be heard.

c.   "Change in Control" shall mean the earlier of the following events:

(i)   either (A) receipt by the Company of a report on Schedule 13D, or an amendment to such a report, filed with the Securities and Exchange Commission pursuant to Section 13(d) of the Securities Exchange Act of 1934 (the "1934 Act"), disclosing that any person (as such term is used in Section 13(d) of the 1934 Act) ("Person"), is the beneficial owner, directly or indirectly, of twenty (20) percent or more of the outstanding stock of the Company, or (B) actual knowledge by the Company of facts on the basis of which any Person is required to file such a report on Schedule 13D, or to file an amendment to such a report, with the SEC (or would be required to file such a report or amendment upon the lapse of the applicable period of time specified in Section 13(d) of the 1934 Act) disclosing that such Person

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is the beneficial owner, directly or indirectly, of twenty (20) percent or more of the outstanding stock of the Company;

(ii)   purchase by any Person, other than the Company or a wholly owned subsidiary of the Company, of shares pursuant to a tender or exchange offer to acquire any stock of the Company (or securities convertible into stock) for cash, securities or any other consideration provided that, after consummation of the offer, such Person is the beneficial owner (as defined in Rule 13d-3 under the 1934 Act regardless of whether the Company or such Person would otherwise be subject to the 1934 Act), directly or indirectly, of twenty (20) percent or more of the outstanding stock of the Company (calculated as provided in paragraph (d) of Rule 13d-3 under the 1934 Act in the case of rights to acquire stock regardless of whether the Company or such Person would otherwise be subject to the 1934 Act);

(iii)   either (A) the filing by any Person acquiring, directly or indirectly, twenty percent (20%) or more of the outstanding stock of the Company of a statement with the Florida Department of Insurance pursuant to § 628.461 of the Florida Statutes or a successor statutory provision, or (B) actual knowledge by the Company of facts on the basis of which any Person acquiring, directly or indirectly, twenty percent (20%) or more of the outstanding stock of the Company or a controlling company is required to file such a statement pursuant to § 628.461 or a successor provision.

(iv)   approval by the shareholders of the Company of (A) any consolidation or merger of the Company in which the Company is not the continuing or surviving corporation or pursuant to which shares of stock of the Company would be converted into cash, securities or other property, other than a consolidation or merger of the Company in which holders of its stock immediately prior to the consolidation or merger have substantially the same proportionate ownership of common stock of the surviving corporation immediately after the consolidation or merger as immediately before, or (B) any consolidation or merger in which the Company is the continuing or surviving corporation but in which the common shareholders of the Company immediately prior to the consolidation or merger do not hold at least a majority of the outstanding common stock of the continuing or surviving corporation (except where such holders of common stock hold at least a majority of the common stock of the corporation that owns all of the common stock of the Company), or (C) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all the assets of the Company, or (D) any merger or consolidation of the Company where, after the merger or consolidation, one Person owns 100% of the shares of stock of the Company (except where the holders of the Company's common stock immediately prior to such merger or consolidation own at least 90% of the outstanding stock of such Person immediately after such merger or consolidation); or

(v)   a change in the majority of the members of the Board within a 24-month period unless the election or nomination for election by the Company's shareholders of each new director was approved by the vote of at least two-thirds of

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the directors then still in office who were in office at the beginning of the 24-month period.

d.   "Code" shall mean the Internal Revenue Code of 1986, as amended.

e.   "Constructive Discharge" shall mean any (i) material change by the Company of the Executive's position, functions, or duties to an inferior position, functions, or duties from that in effect on the date of this Agreement, (ii) assignment or reassignment by the Company of the Executive without the Executive's consent to another place of employment more than 50 miles from the Executive's current place of employment, (iii) liquidation, dissolution, consolidation or merger of the Company, or transfer of all or substantially all of its assets, other than a transaction or series of transactions in which the resulting or surviving transferee entity has, in the aggregate, a net worth at least equal to that of the Company immediately before such transaction and expressly assumes this Agreement and all obligations and undertakings of the Company hereunder, or (iv) reduction in the Executive's base salary or target bonus opportunity.

f.   "Coverage Period" shall mean the period beginning on the Starting Date and ending on the Ending Date. The "Starting Date" shall be the date on which a Change in Control occurs. The "Ending Date" shall be the earlier of (i) the date on which a public announcement is made by the Company of its intention to abandon a Change in Control transaction, or (ii) the date that is 36 full calendar months following the date on which a Change in Control occurs, or (iii) if such Change in Control is subject to shareholder approval of such transaction, the date that is 36 months following the date on which the actual consolidation, merger or sale transaction occurs.

g.   "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

h.   "Independent Tax Counsel" shall mean an attorney, a certified public accountant with a nationally recognized accounting firm, or a compensation consultant with a nationally recognized actuarial and benefits consulting firm, with expertise in the area of executive compensation tax law, who shall be selected by the Company and shall be reasonably acceptable to the Executive, and whose fees and disbursements shall be paid by the Company.

2.   Term.

This Agreement shall be effective as of the date of this Agreement and shall continue thereafter until (i) the date of the termination of the Executive's employment if such date is prior to the Coverage Period or (ii) if a Change in Control shall occur prior to the termination of the Executive's employment, this Agreement shall remain in effect until all of the obligations of the parties hereunder are satisfied.

3. Severance Benefit.

a. If at any time during the Coverage Period the Executive's employment hereunder is terminated by the Company for any reason other than Cause, death or disability, or by the Executive in the event of a Constructive Discharge, then the Company shall pay to the Executive (or if the Executive has died before receiving all payments to which he has become entitled hereunder, the estate of the Executive) severance pay in a lump sum cash amount equal to two times the sum of Executive's (i) annual salary and (ii) target bonus opportunity for the current calendar year (if greater than the target bonus opportunity, the average of the annual bonuses for the three prior calendar years). The Company shall also pay Executive any unpaid salary or benefits accrued to the date of termination. In such event, the Executive shall be 100% vested in all stock options, stock appreciation rights, contingent stock, restricted stock and other long-term incentive plans. The Executive's termination of employment with the Company to become an employee of a corporation that owns 100% of the Company shall not be considered a termination of employment for purposes of this Agreement. The subsequent termination of Executive's employment from such corporation shall be considered a termination of employment for purposes of this Agreement.

b. The Company and the Executive, upon mutual written agreement, may waive any of the provisions in paragraph 1(e) that would otherwise constitute a Constructive Discharge. Pursuant to paragraph 3(a) of this Agreement, Executive may terminate his employment in the event of a Constructive Discharge by providing written notice to the Company within three months after the occurrence of such event, specifying the event relied upon for a Constructive Discharge. Within ten days of receiving such written notice from Executive, the Company may cure the event that constitutes a Constructive Discharge.

c. If at any time during the Coverage Period the Executive's employment is terminated by the Company for any reason other than Cause, death or disability or by the Executive in the event of a Constructive Discharge, and the Executive is entitled to the benefits described under subparagraph 1(b) or subparagraph 4(b) of his Employment Agreement dated as of December 14, 2005and as extended and amended thereafter, then the Executive shall be permitted to select either the benefits (i) that he would otherwise have been entitled to receive for the remaining term of his Employment Agreement or (ii) those payments provided for under this Agreement. The Executive shall be permitted to receive benefits under either the Employment Agreement or this Agreement, but not benefits from both the Employment Agreement and this Agreement.

d. For a period commencing with the month in which termination of employment as described in paragraph 3(a) above shall have occurred, and ending twenty-four months thereafter, the Executive shall be entitled to all benefits under the Company's welfare benefit plans (within the meaning of Section 3(1) of ERISA), as if the Executive were still employed during such period, at the same level of benefits and at the same dollar cost to the Executive as is available to all of the Company's senior executives generally and if and to the extent that equivalent benefits shall not be payable or provided under any such plan, the Company shall pay or provide tax equivalent benefits on an individual basis. The benefits provided in accordance with this paragraph 3(d) shall be secondary to any comparable benefits provided by another employer.

e.   If Independent Tax Counsel shall determine that the aggregate payments made to the Executive pursuant to this Agreement and any other payments to the Executive from the Company that constitute "parachute payments" as defined in Section 280G of the Code (or any successor provision thereto) ("Parachute Payments") would be subject to the excise tax imposed by Section 4999 of the Code (the "Excise Tax"), then payments under this Agreement shall be reduced to the maximum amount that would not trigger such excise tax. The Executive shall be permitted to select the benefits to be reduced.

f.   In the event of any termination of the Executive's employment described in paragraph 3(a), the Executive shall be under no obligation to seek other employment, and, except as provided in paragraph 3(a), there shall be no offset against amounts due the Executive under this Agreement on account of any remuneration attributable to any subsequent employment.

4.   Source of Payments.

All payments provided for in paragraph 3 above shall be paid in cash from the general funds of the Company; provided, however, that such payments shall be reduced by the amount of any payments made to the Executive or his dependents, beneficiaries or estate from any trust or special or separate fund established by the Company to assure such payments. The Company shall not be required to establish a special or separate fund or other segregation of assets to assure such payments, and, if the Company shall make any investments to aid it in meeting its obligations hereunder, the Executive shall have no right, title or interest whatever in or to any such investments except as may otherwise be expressly provided in a separate written instrument relating to such investments. Nothing contained in this Agreement, and no action taken pursuant to its provisions, shall create or be construed to create a trust of any kind, or a fiduciary relationship between the Company and the Executive or any other person. To the extent that any person acquires a right to receive payments from the Company pursuant to this Agreement, such right shall be no greater than the right of an unsecured creditor of the Company.

5.   Mediation and Arbitration.

Any dispute or controversy arising out of or in relation to this Agreement shall first be submitted to mediation in the City of Jacksonville, Florida in accordance with the Commercial Mediation Rules of the American Arbitration Association. If mediation fails to resolve such dispute or controversy, then such dispute or controversy shall be determined and settled by arbitration in the City of Jacksonville, Florida, in accordance with the Commercial Arbitration Rules of the American Arbitration Association then in effect, and judgment upon the award rendered by the arbitrator may be entered in any court of competent jurisdiction. The parties hereto agree to use good faith efforts to select a mediator and, if mediation fails to resolve such dispute or controversy, an arbitrator. If the parties cannot agree upon a mediator or arbitrator, such mediator or arbitrator shall be selected in accordance with the relevant Commercial Rules of the American Arbitration Association then in effect. The Company's mediation and arbitration expenses, as well as any litigation costs, including legal counsel and reasonable experts, shall be paid by the Company. The Executive's mediation and arbitration costs, as well as any litigation costs, including legal counsel and reasonable experts, shall be paid by the Company, unless the trier of fact determines the Executive's claims thereunder are without merit. Whenever any action is required to be taken under this Agreement within a specified period of time and the taking of such action is materially affected by a matter submitted to mediation

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or arbitration, such period shall automatically be extended by the number of days plus ten that are taken for the determination of that matter by the parties through mediation or otherwise by the arbitrator.

6.   Income Tax Withholding.

The Company may withhold from any payments made under this Agreement all federal, state or other taxes as shall be required pursuant to any law or governmental regulation or ruling.

7.   Entire Understanding.

This Agreement contains the entire understanding between the Company and the Executive with respect to the subject matter hereof and supersedes any prior severance agreement between the Company and the Executive, except that this Agreement shall not affect or operate to reduce any benefit or compensation inuring to the Executive of any kind elsewhere provided and not expressly provided for in this Agreement, including without limitation, any benefit or compensation provided under an executive incentive compensation program of the Company.

8.   Severability.

If, for any reason, any one or more of the provisions or part of a provision contained in this Agreement shall be held by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision or part of a provision of this Agreement not held so invalid, illegal or unenforceable, and each other provision or part of a provision shall to the full extent consistent with law continue in full force and effect.

9.   Consolidation, Merger, or Sale of Assets.

If the Company consolidates or merges into or with, or transfers all or substantially all of its assets to, another corporation, the term "Company" as used herein shall mean such other corporation and this Agreement shall continue in full force and effect.

10.   Notices.

All notices, requests, demands and other communications required or permitted hereunder shall be given in writing and shall be deemed to have been duly given if hand delivered or mailed, postage prepaid, certified or registered, first class as follows:

a.   to the Company:

        FPIC Insurance Group, Inc.
        Attention: Chief Executive Officer
        225 Water Street, Suite 1400
        Jacksonville, Florida 32202

b.   to the Executive:

       Charles Divita, III
       549 S. Bridge Creek Drive
       Jacksonville, FL 32259

or to such other address as either party shall have previously specified in writing to the other.

11.   No Attachment.

Except as required by law, no right to receive payments under this Agreement shall be subject to anticipation, commutation, alienation, sale, assignment, encumbrance, charge, pledge or hypothecation or to execution, attachment, levy or similar process or assignment by operation of law, and any attempt, voluntary or involuntary, to effect any such action shall be null, void and of no effect.

12.   Binding Agreement.

This Agreement shall be binding upon, and shall inure to the benefit of, the Executive and the Company and their respective permitted successors and assigns.

13.   Modification and Waiver.

This Agreement may not be modified or amended except by an instrument in writing signed by the parties hereto. No term or condition of this Agreement shall be deemed to have been waived, nor shall there be any estoppel against the enforcement of any provision of this Agreement except by written instrument signed by the party charged with such waiver or estoppel. No such written waiver shall be deemed a continuing waiver unless specifically stated therein, and each such waiver shall operate only as to the specific term or condition waived and shall not constitute a waiver of such term or condition for the future or as to any act other than that specifically waived.

14.   Headings of No Effect.

The paragraph headings contained in this Agreement are included solely for convenience of reference and shall not in any way affect the meaning or interpretation of any of the provisions of this Agreement.

15.   Governing Law.

This Agreement and its validity, interpretation, performance, and enforcement shall be governed by the laws of the State of Florida without giving effect to the choice of law provisions in effect in such State.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first above written.

FPIC INSURANCE GROUP, INC.

By: /s/ John R. Byers

John R. Byers
President and Chief Executive Officer

/s/ Charles Divita, III

Charles Divita, III

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Exhibit 10.4

FPIC INSURANCE GROUP, INC.

2007 SENIOR EXECUTIVE ANNUAL INCENTIVE PLAN
(effective January 1, 2007)

1.   Purpose. The compensation policies of FPIC Insurance Group, Inc. (the "Company") are intended to support the Company's overall objective of enhancing shareholder value. In furtherance of this philosophy, the FPIC Insurance Group, Inc. 2007 Senior Executive Annual Incentive Plan (the "Plan") is intended to motivate and reward executive officers of the Company by providing for annual incentive bonuses if annual pre-established performance goals are achieved. The Plan is also intended to qualify as a performance-based compensation plan under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code").

2.   Effective Date. The Plan shall be effective as of January 1, 2007, upon approval of the Plan by the Company's shareholders.

3.   Plan Administration. The Plan shall be administered by the Compensation Committee ("Committee") of the Company's Board of Directors ("Board"), which shall consist of members appointed from time to time by the Board. Each member of the Committee shall be an "outside director" within the meaning of Section 162(m) of the Code. The Committee shall have full power and authority, subject to the provisions of the Plan and applicable law, to (a) establish, amend, suspend or waive such rules and regulations and appoint such agents as it deems necessary or advisable for the proper administration of the Plan, (b) construe, interpret and administer the Plan and any instrument or agreement relating to the Plan, and (c) make all other determinations and take all other actions necessary or advisable for the administration of the Plan. Unless otherwise expressly provided in the Plan, each determination made and each action taken by the Committee pursuant to the Plan or any instrument or agreement relating to the Plan (x) shall be within the sole discretion of the Committee, and (y) may be made at any time. All decisions of the Committee concerning the Plan shall be binding on the Company and its subsidiaries and their respective boards of directors, and on all Participants, their legal representatives and beneficiaries and other persons claiming rights under the Plan.

4.   Eligibility. The Company's Chief Executive Officer and each other employee of the Company and its subsidiaries that the Committee determines, in its discretion, is or may be a "covered employee" of the Company within the meaning of Section 162(m) of the Code and the regulations adopted thereunder shall be eligible to participate in the Plan for a given period of twelve months or less (a "Plan Year"). Participation in the Plan by a Participant during a given Plan Year does not entitle continued participation by such Participant in any subsequent Plan Year.

5. Awards.

(a) Initial Designations. Prior to or within ninety (90) days after the commencement of each Plan Year, the Committee shall designate the following:

      (i)   The persons who will participate (the "Participants") in the Plan for the Plan Year.

      (ii)   The Performance Criteria, as defined herein, which will apply to Awards for the Plan Year.

      (iii)   The Performance Goals, as defined herein, to be met in order for Participants to earn Awards for the Plan Year.

      (iv)   The payout matrix or formula for such Performance Criteria and Performance Goals.

(b) Forms of Awards. Awards under this Plan ("Awards") will be bonus payments in an amount determined in accordance with the applicable payout matrix or formula. Subject to Section 8(f) hereof, Awards shall be paid to the Participants in cash.

(c) Performance Criteria. The Committee shall use any one or more of the following performance criteria ("Performance Criteria") to establish Performance Goals:

      (i)   Awards intended to qualify as "qualified performance-based compensation" under Section 162(m) of the Code ("Qualified Awards") shall be based solely upon one or more of the following: stock price; premiums (whether written, earned or otherwise); revenues; earnings, including operating earnings; shareholders' equity (whether including or excluding intangibles); return on equity; assets; return on assets; capital; return on capital; economic value added; operating margins; cash flow; shareholder return; expenses; combined ratio; expense ratio; loss ratio; underwriting results; debt-to-capital ratio; or market share. Any of the Performance Criteria may be on a per share basis.

      (ii)   Awards other than Qualified Awards may be described in any terms that are related to the performance of the individual Participant or the Company or a subsidiary of subsidiaries of the Company, a business unit, division, department or other portion thereof or the function with any of the foregoing performed by the Participant.

The Committee may specify any reasonable definition of the financial or other measures it uses. Such definitions may provide for reasonable adjustments and may include or exclude items, including but not limited to the following: realized investment gains and losses; extraordinary, unusual or non-recurring items; effects of accounting changes; currency fluctuations; acquisitions; divestitures; financing activities; recapitalizations, including stock splits and dividends; expenses for restructuring or productivity initiatives; and other non-operating items. Performance Criteria may be based on the performance of the Company, a subsidiary or subsidiaries of the Company, a business unit, division, department, or other portion thereof, a product line or products, or any combination of the foregoing or upon a comparison of such performance with the performance of a peer group or other measure selected or defined by the Committee.

(d) Performance Goals. For each Plan Year, the Committee shall establish levels of performance (the "Performance Goals"), the outcome of which is substantially uncertain at the time so established, for each of the Performance Criteria designated by the Committee for the Plan Year against which actual performance is to be measured to determine the amount of Awards.

6. **Determination and Payment of Awards.**

(a) Determination of Awards. As soon as practicable after the end of the Plan Year, the Committee will determine the amount of the Award or Awards earned by each Participant, based upon application of the matrix or payout formula specified in Section 5 hereof. The Committee will make payments promptly after determination of the Awards unless payment of an Award has been deferred pursuant to Section 8(f) hereof. With respect to Qualified Awards such Committee determination must include a certification in writing that the Performance Goals and any other material terms of the Award were in fact satisfied; provided, that minutes of the Committee meeting (or any action by written consent) shall satisfy the written certification requirement.

(b) Limitation on Awards. Notwithstanding anything herein to the contrary, the Awards for a Participant with respect to a Plan Year shall equal no more than 200% of the Participant's base salary in effect on January 1 of the applicable Plan Year.

(c) Qualified Awards; Shareholder Approval. It is intended that the Plan be administered, interpreted and construed so that Qualified Awards satisfy the applicable requirements for the performance-based compensation exception under Section 162(m) of the Code. Qualified Awards shall be contingent upon approval of the Plan by the Company's shareholders in accordance with Section 162(m) of the Code and the regulations thereunder.

(d) Eligibility for Payment of Awards. Subject to Section 8(f) hereof, a Participant will be eligible to receive his or her Award if he or she is employed by the Company or one of its subsidiaries as of the date on which the Award is to be paid. Subject to the terms of any contractual arrangements to the contrary, Participants who leave the employment of the Company and its subsidiaries before, or who otherwise are not employed by the Company or one of its subsidiaries on, the date the Award is to be paid, whether involuntarily or voluntarily, are ineligible to receive payment of the Award; provided, however, that the Committee may, in its sole and complete discretion, determine to pay an Award in the event termination was the result of death, disability, retirement, a reduction in workforce, or other reason.

7. Termination, Suspension or Modification of the Plan. The Plan may be amended or terminated by the Board or Committee. All amendments to the Plan, including any amendment to terminate the Plan, shall be in writing. An amendment, other than an amendment to terminate the Plan, shall not be effective without the prior approval of the shareholders of the Company if such approval is necessary to continue to qualify Qualified Awards as "qualified performance-based compensation" under Section 162(m) of the Code and the regulations thereunder, Securities and Exchange Commission regulations, the rules of The Nasdaq Stock Market or any other applicable exchange, or any other applicable law or regulations. Unless otherwise expressly provided by the Board or Committee, no amendment to the Plan shall apply to Awards made before the effective date of the amendment. A Participant's rights with respect to any Awards made to him or her may not be abridged by any amendment, modification or termination of the Plan, without his or her individual consent.

8. Miscellaneous.

(a) No Assignments. No Award shall be subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, charge, garnishment, execution, or levy of any kind, either voluntary or involuntary, including any such liability that is for alimony or other payments for the support of a spouse or former spouse, or for any other relative of a Participant prior to actually being received by the Participant or his or her designated beneficiary, and any attempt to anticipate, alienate, sell, transfer, assign, pledge, encumber, charge, or otherwise dispose of any right to an Award shall be void.

(b) No Right of Employment. Neither the adoption of the Plan nor the determination of eligibility to participate in the Plan nor the granting of an Award shall confer upon any person, including any Participant, any right to continue in the employ of the Company or any of its subsidiaries or interfere in any way with the right of the Company or the subsidiary to terminate such employment at any time.

(c) Tax Withholding. The Company shall have the right to withhold the amount of any tax attributable to amounts payable under the Plan.

(d) Governing Law. The Plan and all determinations under the Plan shall be governed by and construed in accordance with the laws of the State of Florida.

(e) Other Plans. Nothing in this Plan shall be construed as limiting the authority of the Committee, the Board, the Company or any subsidiary of the Company to establish any other compensation plan or as in any way limiting its or their authority to pay bonuses or supplemental compensation to any person employed by the Company or any subsidiary of the Company, whether or not such person is a Participant in this Plan and regardless of how the amount of such compensation or bonus is determined.

(f) Deferrals of Awards. A Participant may elect to defer payment of his or her cash Award if deferral of an Award is permitted pursuant to the terms of a deferred compensation program of the Company (or a subsidiary) existing at the time the election to defer is made and the Participant complies with the terms of such program.

(g) Committee Members Not Liable. The Committee shall be entitled to rely upon certificates of appropriate officers of the Company with respect to financial, statistical or other data in order to determine whether the Performance Goals have been met. The Committee and its members shall not be liable for any action, inaction or determination made in good faith with respect to the Plan.

The undersigned, Secretary of FPIC Insurance Group, Inc., hereby certifies that the above 2007 Senior Executive Annual Incentive Plan was adopted by the Board of Directors of FPIC Insurance Group, Inc. at a meeting held on December 9, 2006.

/s/ T. Malcolm Graham
_____

T. Malcolm Graham
Secretary

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